ARTICLES OF AMENDMENT
OF
ALLETE, INC.

Amending paragraph 1, Article VI
of ALLETE, Inc.’s Amended and Restated Articles of Incorporation
as Amended and Restated as of May 8, 2001,
as previously amended as of September 20, 2004,
and as previously amended as of May 28, 2009

ARTICLE VI

1.        Subject to the provisions of Article III hereof, (1) the management of this Corporation shall be vested in a Board of Directors, the number of which shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by affirmative vote of the majority of the Disinterested Directors, as defined in Article VII, but the number of Directors shall be no less than nine (9) and no greater than fifteen (15), but no decrease shall have the effect of shortening the term of any incumbent Director.  Subject to the rights, if any, of the holders of one or more series of preferred stock, voting separately by a series to elect directors in accordance with the terms of such preferred stock:

(a)      Each director shall be elected by the vote of a majority of the votes cast with respect to the director at a meeting of shareholders called for such purpose at which a quorum is present. For purposes of this paragraph, "a majority of the votes cast" means that the number of votes cast "for" a director must exceed the number of votes "against" the election of that director.

(b)      Notwithstanding the foregoing provisions of this Article VI, at any such meeting for which the number of nominees (other than nominees withdrawn on or before the sixtieth (60th) day before the first anniversary of the preceding year's annual shareholder meeting) exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes present and entitled to vote on the election of directors.

(2) subject to any rights then existing by applicable law with respect to cumulative voting, the stockholders at any meeting by a majority vote of all the outstanding stock entitled to vote, at an election of directors, may remove any director and fill the vacancy; (3) subject to the rights of the holders of any class or series of the then outstanding shares of voting capital stock of this Corporation, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by the shareholders or by the affirmative vote of a majority of the Disinterested Directors then in office, although less than a quorum. Directors so elected shall hold office for a term expiring at the time of the next annual election of Directors by the stockholders and until their successors are duly elected and qualify.